# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Freshworks Inc., CIK 0001544522
CUSIP: 358054104
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 2950 S. Delaware Street, Suite 201, San Mateo, California (CA), 94403
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000929638-24-003893
Filed by CIK 0001829122

## Reporting persons
- CapitalG 2013 LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,358,290; shared voting power 0; sole dispositive power 7,358,290; shared dispositive power 0; aggregate amount beneficially owned 7,358,290 (3.1% of the class)
  Comment: (1) Reflects beneficial ownership as of September 30, 2026.
  
  (2) Consists of 6,726,247 shares of Class A common stock, par value $0.00001 per share ("Class A Common Stock") and 632,043 shares of Class B common stock, par value $0.00001 per share ("Class B Common Stock") held of record by CapitalG 2013 LP. Each share of Class B Common Stock held by the Reporting Person will automatically convert into one share of Class A Common Stock upon the sale or transfer of such share of Class B Common Stock, subject to certain exceptions, and in certain other circumstances described in the Issuer's amended and restated certificate of incorporation. Each share of Class B Common Stock will also be convertible at any time at the option of the Reporting Person into one share of Class A Common Stock.
  
  (3) Based on the quotient obtained by dividing: (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 240,386,572 shares of Class A Common Stock outstanding as of October 29, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission ("SEC") on November 3, 2026 and (ii) 632,043 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into shares of Class A Common Stock. The aggregate numbers of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.
- CapitalG 2013 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,358,290; shared voting power 0; sole dispositive power 7,358,290; shared dispositive power 0; aggregate amount beneficially owned 7,358,290 (3.1% of the class)
  Comment: (1) Reflects beneficial ownership as of September 30, 2026.
  
  (2) Consists of 6,726,247 shares of Class A Common Stock and 632,043 shares of Class B Common Stock held of record by CapitalG 2013 LP. Each share of Class B Common Stock held by the Reporting Person will automatically convert into one share of Class A Common Stock upon the sale or transfer of such share of Class B Common Stock, subject to certain exceptions, and in certain other circumstances described in the Issuer's amended and restated certificate of incorporation. Each share of Class B Common Stock will also be convertible at any time at the option of the Reporting Person into one share of Class A Common Stock.
  
  (3) Based on the quotient obtained by dividing: (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 240,386,572 shares of Class A Common Stock outstanding as of October 29, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2026 and (ii) 632,043 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into shares of Class A Common Stock. The aggregate numbers of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.
- CapitalG 2014 LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,579,270; shared voting power 0; sole dispositive power 7,579,270; shared dispositive power 0; aggregate amount beneficially owned 7,579,270 (3.1% of the class)
  Comment: (1) Reflects beneficial ownership as of September 30, 2026.
  
  (2) Consists of 3,789,635 shares of Class A Common Stock and 3,789,635 shares of Class B Common Stock held of record by CapitalG 2014 LP. Each share of Class B Common Stock held by the Reporting Person will automatically convert into one share of Class A Common Stock upon the sale or transfer of such share of Class B Common Stock, subject to certain exceptions, and in certain other circumstances described in the Issuer's amended and restated certificate of incorporation. Each share of Class B Common Stock will also be convertible at any time at the option of the Reporting Person into one share of Class A Common Stock.
  
  (3) Based on the quotient obtained by dividing: (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 240,386,572 shares of Class A Common Stock outstanding as of October 29, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2026 and (ii) 3,789,635 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into shares of Class A Common Stock. The aggregate numbers of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.
- CapitalG 2014 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,579,270; shared voting power 0; sole dispositive power 7,579,270; shared dispositive power 0; aggregate amount beneficially owned 7,579,270 (3.1% of the class)
  Comment: (1) Reflects beneficial ownership as of September 30, 2026.
  
  (2) Consists of 3,789,635 shares of Class A Common Stock and 3,789,635 shares of Class B Common Stock held of record by CapitalG 2014 LP. Each share of Class B Common Stock held by the Reporting Person will automatically convert into one share of Class A Common Stock upon the sale or transfer of such share of Class B Common Stock, subject to certain exceptions, and in certain other circumstances described in the Issuer's amended and restated certificate of incorporation. Each share of Class B Common Stock will also be convertible at any time at the option of the Reporting Person into one share of Class A Common Stock.
  
  (3) Based on the quotient obtained by dividing: (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 240,386,572 shares of Class A Common Stock outstanding as of October 29, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2026 and (ii) 3,789,635 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into shares of Class A Common Stock. The aggregate numbers of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.
- CapitalG LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,941,391; shared voting power 0; sole dispositive power 1,941,391; shared dispositive power 0; aggregate amount beneficially owned 1,941,391 (0.8% of the class)
  Comment: (1) Reflects beneficial ownership as of September 30, 2026.
  
  (2) Consists of 1,941,391 shares of Class A Common Stock held of record by CapitalG LP.
  
  (3) Based on the quotient obtained by dividing: (a) the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) 240,386,572 shares of Class A Common Stock outstanding as of October 29, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2026.
- CapitalG GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,941,391; shared voting power 0; sole dispositive power 1,941,391; shared dispositive power 0; aggregate amount beneficially owned 1,941,391 (0.8% of the class)
  Comment: (1) Reflects beneficial ownership as of September 30, 2026.
  
  (2) Consists of 1,941,391 shares of Class A Common Stock held of record by CapitalG LP.
  
  (3) Based on the quotient obtained by dividing: (a) the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) 240,386,572 shares of Class A Common Stock outstanding as of October 29, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2026.
- CapitalG II LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,758,740; shared voting power 0; sole dispositive power 3,758,740; shared dispositive power 0; aggregate amount beneficially owned 3,758,740 (1.6% of the class)
  Comment: (1) Reflects beneficial ownership as of September 30, 2026.
  
  (2) Consists of 1,879,370 shares of Class A Common Stock and 1,879,370 shares of Class B Common Stock held of record by CapitalG II LP. Each share of Class B Common Stock held by the Reporting Person will automatically convert into one share of Class A Common Stock upon the sale or transfer of such share of Class B Common Stock, subject to certain exceptions, and in certain other circumstances described in the Issuer's amended and restated certificate of incorporation. Each share of Class B Common Stock will also be convertible at any time at the option of the Reporting Person into one share of Class A Common Stock.
  
  (3) Based on the quotient obtained by dividing: (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 240,386,572 shares of Class A Common Stock outstanding as of October 29, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2026 and (ii) 1,879,370 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into shares of Class A Common Stock. The aggregate numbers of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.
- CapitalG II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,758,740; shared voting power 0; sole dispositive power 3,758,740; shared dispositive power 0; aggregate amount beneficially owned 3,758,740 (1.6% of the class)
  Comment: (1) Reflects beneficial ownership as of September 30, 2026.
  
  (2) Consists of 1,879,370 shares of Class A Common Stock and 1,879,370 shares of Class B Common Stock held of record by CapitalG II LP. Each share of Class B Common Stock held by the Reporting Person will automatically convert into one share of Class A Common Stock upon the sale or transfer of such share of Class B Common Stock, subject to certain exceptions, and in certain other circumstances described in the Issuer's amended and restated certificate of incorporation. Each share of Class B Common Stock will also be convertible at any time at the option of the Reporting Person into one share of Class A Common Stock.
  
  (3) Based on the quotient obtained by dividing: (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 240,386,572 shares of Class A Common Stock outstanding as of October 29, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2026 and (ii) 1,879,370 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into shares of Class A Common Stock. The aggregate numbers of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.
- CapitalG IV LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Reflects beneficial ownership as of September 30, 2026.
- CapitalG IV GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Reflects beneficial ownership as of September 30, 2026.
- Alphabet Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 20,637,691; shared voting power 0; sole dispositive power 20,637,691; shared dispositive power 0; aggregate amount beneficially owned 20,637,691 (8.4% of the class)
  Comment: (1) Reflects beneficial ownership as of September 30, 2026.
  
  (2) Consists of (i) 6,726,247 shares of Class A Common Stock and 632,043 shares of Class B Common Stock held of record by CapitalG 2013 LP, (ii) 3,789,635 shares of Class A Common Stock and 3,789,635 shares of Class B Common Stock held of record by CapitalG 2014 LP, (iii) 1,941,391 shares of Class A Common Stock held of record by CapitalG LP, and (iv) 1,879,370 shares of Class A Common Stock and 1,879,370 shares of Class B Common Stock held of record by CapitalG II LP. Each share of Class B Common Stock held by the Reporting Person will automatically convert into one share of Class A Common Stock upon the sale or transfer of such share of Class B Common Stock, subject to certain exceptions, and in certain other circumstances described in the Issuer's amended and restated certificate of incorporation. Each share of Class B Common Stock will also be convertible at any time at the option of the Reporting Person into one share of Class A Common Stock.
  
  (3) Based on the quotient obtained by dividing: (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 240,386,572 shares of Class A Common Stock outstanding as of October 29, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2026 and (ii) 6,301,048 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into shares of Class A Common Stock. The aggregate numbers of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.
- Alphabet Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 20,637,691; shared voting power 0; sole dispositive power 20,637,691; shared dispositive power 0; aggregate amount beneficially owned 20,637,691 (8.4% of the class)
  Comment: (1) Reflects beneficial ownership as of September 30, 2026.
  
  (2) Consists of (i) 6,726,247 shares of Class A Common Stock and 632,043 shares of Class B Common Stock held of record by CapitalG 2013 LP, (ii) 3,789,635 shares of Class A Common Stock and 3,789,635 shares of Class B Common Stock held of record by CapitalG 2014 LP, (iii) 1,941,391 shares of Class A Common Stock held of record by CapitalG LP, and (iv) 1,879,370 shares of Class A Common Stock and 1,879,370 shares of Class B Common Stock held of record by CapitalG II LP. Each share of Class B Common Stock held by the Reporting Person will automatically convert into one share of Class A Common Stock upon the sale or transfer of such share of Class B Common Stock, subject to certain exceptions, and in certain other circumstances described in the Issuer's amended and restated certificate of incorporation. Each share of Class B Common Stock will also be convertible at any time at the option of the Reporting Person into one share of Class A Common Stock.
  
  (3) Based on the quotient obtained by dividing: (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 240,386,572 shares of Class A Common Stock outstanding as of October 29, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2026 and (ii) 6,301,048 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into shares of Class A Common Stock. The aggregate numbers of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

## Item 1. Issuer
Name of issuer: Freshworks Inc.
Address of issuer's principal executive offices: 2950 S. Delaware Street, Suite 201, San Mateo, California, 94403

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following entities (collectively, referred to as the "Reporting Persons"):

CapitalG 2013 LP, a Delaware limited partnership;
CapitalG 2013 GP LLC, a Delaware limited liability company;
CapitalG 2014 LP, a Delaware limited partnership;
CapitalG 2014 GP LLC, a Delaware limited liability company;
CapitalG LP, a Delaware limited partnership;
CapitalG GP LLC, a Delaware limited liability company;
CapitalG II LP, a Delaware limited partnership;
CapitalG II GP LLC, a Delaware limited liability company;
CapitalG IV LP, a Delaware limited partnership;
CapitalG IV GP LLC, a Delaware limited liability company;
Alphabet Holdings LLC, a Delaware limited liability company; and
Alphabet Inc., a Delaware corporation.

CapitalG 2013 GP LLC, the general partner of CapitalG 2013 LP, may be deemed to have sole voting and dispositive power with respect to the shares held by CapitalG 2013 LP.
CapitalG 2014 GP LLC, the general partner of CapitalG 2014 LP, may be deemed to have sole voting and dispositive power with respect to the shares held by CapitalG 2014 LP.
CapitalG GP LLC, the general partner of CapitalG LP, may be deemed to have sole voting and dispositive power with respect to the shares held by CapitalG LP.
CapitalG II GP LLC, the general partner of CapitalG II LP, may be deemed to have sole voting and dispositive power with respect to the shares held by CapitalG II LP.
CapitalG IV GP LLC, the general partner of CapitalG IV LP, may be deemed to have sole voting and dispositive power with respect to the shares held by CapitalG IV LP.
Alphabet Holdings LLC, the managing member of CapitalG 2013 GP LLC, CapitalG 2014 GP LLC, CapitalG GP LLC, CapitalG II GP LLC, CapitalG IV GP LLC, XXVI Holdings Inc., the managing member of Alphabet Holdings LLC, and Alphabet Inc., the controlling stockholder of XXVI Holdings Inc., may each be deemed to have sole voting and dispositive power with respect to the shares held by CapitalG 2013 LP, CapitalG 2014 LP, CapitalG LP, CapitalG II LP and CapitalG IV LP.
Address of principal business office or, if none, residence:
The address of the principal business office for each of the Reporting Persons is:
1600 Amphitheatre Parkway
Mountain View, CA 94043
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Exhibits
Exhibit No. Exhibit

99.1 Joint filing Agreement by and among the Reporting Persons (incorporated by reference from Exhibit 99.1 to the Schedule 13G amendment filed by the Reporting Persons on November 14, 2024).
99.2 Power of Attorney, dated August 27, 2024 (incorporated by reference from Exhibit 24 to the Form 3 filed by the Reporting Persons on August 30, 2024)

## Signatures
- CapitalG 2013 LP: CapitalG 2013 GP LLC, its General Partner, Barry N. Hurwitz/Attorney-in-fact (11/13/2026)
- CapitalG 2013 GP LLC: CapitalG 2013 GP LLC, Barry N. Hurwitz/Attorney-in-fact (11/13/2026)
- CapitalG 2014 LP: CapitalG 2014 GP LP, its General Partner, Barry N. Hurwitz/Attorney-in-fact (11/13/2026)
- CapitalG 2014 GP LLC: CapitalG 2014 GP LLC, Barry N. Hurwitz/Attorney-in-fact (11/13/2026)
- CapitalG LP: CapitalG GP LLC, its General Partner, Barry N. Hurwitz/Attorney-in-fact (11/13/2026)
- CapitalG GP LLC: CapitalG GP LLC, Barry N. Hurwitz/Attorney-in-fact (11/13/2026)
- CapitalG II LP: CapitalG II GP LP, its General Partner, Barry N. Hurwitz/Attorney-in-fact (11/13/2026)
- CapitalG II GP LLC: CapitalG II GP LLC, Barry N. Hurwitz/Attorney-in-fact (11/13/2026)
- CapitalG IV LP: CapitalG IV GP LP, its General Partner, Barry N. Hurwitz/Attorney-in-fact (11/13/2026)
- CapitalG IV GP LLC: CapitalG IV GP LLC, Barry N. Hurwitz/Attorney-in-fact (11/13/2026)
- Alphabet Holdings LLC: Alphabet Holdings LLC, Barry N. Hurwitz/Attorney-in-fact (11/13/2026)
- Alphabet Inc.: Alphabet Inc., Barry N. Hurwitz/Attorney-in-fact (11/13/2026)